Filed Pursuant to Rule 433

Registration Statement (No. 333-268084)

March 21, 2023

NiSource Inc.

$750,000,000 5.250% Notes due 2028

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated March 21, 2023)

Issuer:	NiSource Inc.

Security:	5.250% Notes due 2028 (the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (stable)/BBB (stable)

Size:	$750,000,000

Public Offering Price:	99.829% of the principal amount

Maturity Date:	March 30, 2028

Benchmark Treasury:	4.000% due February 29, 2028

Benchmark Treasury Price/Yield:	101-5 1⁄4 / 3.739%

Spread to Benchmark Treasury:	T+155 basis points

Yield to Maturity:	5.289%

Optional Redemption Terms:

Make-whole call at any time prior to February 29, 2028 (the “Par Call Date”) at a redemption price equal to the greater of: (1)(a) 25 basis points spread over the applicable Treasury Benchmark (calculated to the Par Call Date) less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the Par Call Date at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Coupon:	5.250%

Interest Payment Dates:	March 30 and September 30 of each year, beginning September 30, 2023

Initial Interest Accrual Date:	March 24, 2023

Format:	SEC Registered

Transaction Date:	March 21, 2023

Expected Settlement Date**:	March 24, 2023 (T+3)

CUSIP/ISIN:	65473P AN5 / US65473PAN50

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

Passive Book-Running Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the Notes against payment for the Notes on or about March 24, 2023, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free at (800) 294-1322, J.P. Morgan Securities LLC, collect at (212) 834-4533, Mizuho Securities USA LLC, toll-free at (866) 271-7403 or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.